January 6, 2010



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Amended Schedule 13G
     	1-800-Flowers.Com, Inc.
     	As of December 31, 2009

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing a beneficial ownership greater than 5% as of December 31, 2009 filed on behalf of Eagle Boston Investment Management.

Very truly yours,



Damian Sousa
Chief Compliance Officer

DS:gh
Enclosures

cc:	Office of the Corporate Secretary
     	1-800-Flowers.Com, Inc.
	One Old Country Road
	Suite 500
	Carle Place, NY 11514

     	Securities Division
        NASD Financial Center
	33 Whitehall Street
	New York, NY  10004


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*


1-800-Flowers.Com, Inc.
(Name of Issuer)


Common Stock $0.01 par value per share
(Title of Class of Securities)


68243Q106
(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








Page 1 of 5 Pages

CUSIP NO. 68243Q106                                  13G

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Eagle Boston Investment Management	58-2372400

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (A)______
                    (B)______

3  SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida


NUMBER OF           	5    SOLE VOTING POWER
SHARES                     		1,431,011
BENEFICIALLY      	6    SHARED VOTING POWER
OWNED                                  	- - -
AS OF
DECEMBER 31, 2009       7    SOLE DISPOSITIVE POWER
BY EACH                      		1,431,011
REPORTING            	8    SHARED DISPOSITIVE POWER
PERSON WITH                  		 - - -

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,431,011

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN
   SHARES*


11  PERCENT OF CLASS RPRESENTED BY AMOUNT IN ROW 9

      5.38%

12  TYPE OF REPORTING PERSON*

      IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          	1-800-Flowers.Com, Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

          	One Old Country Road
		Suite 500
		Carle Place, NY  11514


Item 2(a) 	Name of Person Filing:

          	Eagle Boston Investment Management.


Item 2(b) 	Address of Principal Business Office:

          	4 Liberty Square
          	Boston, MA 02109


Item 2(c) 	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock - $0.01 par value per share


Item 2(e) 	CUSIP Number:

          		68243Q106


Item 3    	Type of Reporting Person:

          	(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940




Page 3 of 5 Pages
Item 4     	Ownership as of December 31, 2009:

           		(a)  Amount Beneficially Owned:

                	1,431,011 shares of common stock beneficially owned including:

                                                            No. of Shares
            Eagle Boston Investment
            Management                                 	    1,431,011

            (b) Percent of Class:                            5.38%

            (c) Deemed Voting Power and Disposition Power:

               (i)           	(ii)          (iii)           (iv)
                                              Deemed          Deemed
                Deemed         	Deemed        to have         to have
                to have       	to have       Sole Power      Shared Power
                Sole Power     	Shared Power  to Dispose      to Dispose
                to Vote or     	to Vote or    or to           or to
                to Direct      	to  Direct    Direct the      Direct the
                to Vote       	to Vote       Disposition     Disposition
                1,431,011	----          1,431,011        ----

Awad Asset
Management, Inc.

Item 5	    Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                    ( __ )

Item 6     	Ownership of More than Five Percent on Behalf of another Person:

          		 N/A

Item 7     	Identification and Classification of the Subsidiary which Acquired
      		the Security Being  Reported on by the Parent Holding Company:

         		N/A


Page 4 of 5 Pages
Item 8     	Identification and Classification of Members of the Group:   N/A

Item 9     	Notice of Dissolution of Group:   N/A

Item 10    	Certification:

           	By  signing  below I certify that to the best of my knowledge and
		belief, the securities referred to above were acquired in the ordinary
		course of business and were not acquired for  purpose of and do not
		have the effect of changing or influencing the control of the issuer
		of such securities and were not acquired in connection with or as a
		participant in any transaction having such purposes or effect.

           	Signature

           	After reasonable inquiry and to the best of my knowledge and belief,
		I certify that the information set forth in this statement is true
		complete and correct.

Date: January 9, 2010	          	EAGLE BOSTON INVESTMENT MANAGEMENT


                                  	__________________________________
                                   	Damian Sousa
					Vice President
                                   	Chief Compliance Officer

















Page 5 of 5 Pages